EXHIBIT (E)(1)
LAW OFFICES
Baker, Donelson, Bearman, Caldwell & Berkowitz
A PROFESSIONAL CORPORATION
FIRST TENNESSEE BUILDING
165 MADISON AVENUE
SUITE 2000
Memphis, Tennessee 38103
(901) 526-2000
Facsimile
(901) 577-2303
June 28, 2005
United Tennessee Bankshares, Inc.
344 W. Broadway
Newport, TN 37821

Re:	United Tennessee Bankshares, Inc. and United Tennessee Merger Corp.
     Ladies and Gentlemen:
     We have acted as counsel to United Tennessee Bankshares, Inc. (“UTBI”) in connection with the Going Private Merger. All capitalized terms used in this letter that are not defined herein shall have the meaning set forth in the Agreement and Plan of Merger by and between UTBI and United Tennessee Merger Corp. (“Merger Corp.”) (the “Plan”).
     In connection with the foregoing, we have examined and are relying upon the following documents: (1) the Plan; (2) the Articles of Merger between UTBI and Merger Corp. (the “Merger Certificate”); (3) the Charter of UTBI; and (4) the Charter of Merger Corp.
     We have made such legal and factual examinations and inquiries as we have deemed advisable and necessary for the purpose of rendering this opinion. We have examined originals or copies of documents, corporate records and other writings that we consider relevant for the purposes of this opinion. We also have discussed such matters as we have deemed relevant to this opinion with certain officers, directors and shareholders of UTBI and Merger Corp. and, with respect to certain factual matters, we have relied upon certificates of UTBI and Merger Corp. and on representations, warranties and agreements in the Plan. We have assumed without investigation that any representations and warranties on which we relied that were given or dated earlier than the Effective Time of the Merger continue to remain accurate, insofar as relevant to such opinion, from such earlier date through and including the Effective Time of the Merger.
     The Plan provides that Merger Corp. will merge into UTBI in accordance with the laws of the State of Tennessee (the “Merger”). The Plan provides that each share of Common Stock (other than shares of Common Stock, the holders of which exercise and perfect dissenters’ rights) held by a Holder beneficially owning fewer than 2,500 shares of Common Stock immediately before the Effective time shall be canceled and converted into the right to receive cash equal to
ALABAMA •GEORGIA •LOUISIANA •MISSISSIPPI •TENNESSEE •WASHINGTON, D.C. •BEIJING,

REPRESENTATIVE OFFICE, BDBC

June 28, 2005

$22.00 per share of Common Stock. All other outstanding shares of Common Stock will remain outstanding with the same rights, privileges, and powers existing immediately before the Effective Time. All outstanding shares of Merger Corp. will be canceled. The outstanding options shall remain outstanding without any change in their terms and conditions.
     The opinions contained herein are based upon the representations and statements contained in the aforementioned documents and are limited in all respects to matters of federal income tax law. In rendering our opinion, we have assumed, with the approval of UTBI and Merger Corp., the following:
     (a) The due execution of the Plan, the due execution and proper filing of the Merger Certificate and the enforceability, in accordance with its terms, of the Plan and the effectiveness, in accordance with its terms, of the Merger Certificate.
     (b) The fair market value of the Merger consideration received by each UTBI shareholder will be approximately equal to the fair market value of the UTBI common stock surrendered in the Merger.
     (c) Except for UTBI’s issued and outstanding Common Stock and the Options described above, there are no interests (including, without limitation, warrants, options and debt instruments) that could be classified as stock or equity in UTBI for federal income tax purposes.
     (d) Except for Merger Corp.’s issued and outstanding capital stock, there are no interests (including, without limitation, warrants, options and debt instruments) that could be classified as stock or equity in Merger Corp. for federal income tax purposes.
     (e) A Holder holds the Common Stock of UTBI as a capital asset at the time of the Merger.
     On the basis of our examination of the aforementioned documents, the representations contained therein and the assumptions set forth above, and having considered the applicable federal income tax law as it exists on the date hereof, we are of the opinion that:
(1)	Neither UTBI nor Merger Corp. will recognize gain or loss as a result of the Merger;

(2)	A Holder will not recognize gain or loss if the Holder does not receive Common Stock Merger Consideration and continues to hold UTBI Common Stock after the Merger. Such Holder’s adjusted tax basis and holding period in the UTBI Common Stock will be the same as before the Merger;

(3)	Where a Holder exchanges UTBI Common Stock for cash in the Merger, such cash will be treated as having been received by such Holder as a distribution in redemption of such Holder’s UTBI Common Stock, subject to the provisions and limitations of Section 302 of the Code. In the case of a Holder who, after the Merger, does not own any actual UTBI Common Stock and is not deemed to constructively own any UTBI Common Stock through attribution, the cash received will be taxed as a sale or exchange of the redeemed shares, in which case

June 28, 2005

the Holder will recognize gain or loss equal to the difference between the cash received and the Holder’s adjusted tax basis in the redeemed shares. In the case of other Holders, depending on their situation, including, but not limited to, the effect of attribution under their particular personal circumstances, the cash received will be taxed as either: (a) a sale or exchange of the redeemed shares, in which case the Holder will recognize gain or loss equal to the difference between the cash received and the Holder’s adjusted tax basis in the redeemed shares; or (b) a cash distribution that is treated as a dividend under Section 301 of the Code, which will treat the cash received by each Holder (i) as a taxable dividend to the extent of UTBI’s current and accumulated earnings and profits; (ii) then, if the amount of cash received by all cashed-out Holders exceeds UTBI’s earnings and profits, as a tax-free return of capital to the extent of the Holder’s adjusted tax basis in the redeemed shares; and (iii) then, if the amount of cash received (not including the amount treated as a dividend) exceeds the Holder’s adjusted tax basis in the redeemed shares, as gain from the sale or exchange of the redeemed shares. We do not hereby express any opinion with respect to any particular Holder on the effects of attribution as to that Holder. In addition, we do not express any opinion as to any Holder receiving cash in the Merger but still actually or constructively owning UBTI Common Stock after the Merger as to which of the alternative tax treatments stated above apply to that particular Holder.
(4)	If the cash received by a Holder is treated solely as a dividend as described in 3(b)(i) above, a proper adjustment will be made to the adjusted basis of UTBI stock that Holder actually owns or is deemed to own through attribution immediately after the Merger, to reflect Holder’s adjusted tax basis in the UTBI Common Stock cancelled pursuant to the Merger. The precise manner of making the adjustment will be dependent on the Holder’s individual circumstances, and no opinion is expressed on the manner of the adjustment.
     This opinion does not address the tax consequences that may be relevant to particular categories of shareholders subject to special treatment under the Code (including, but not limited to, financial institutions, tax-exempt organizations, mutual funds, insurance companies, S corporations or other pass-through entities, dealers in securities or foreign currency, Holders who exercise dissenters’ rights, foreign Holders, Holders who acquired shares of UTBI Common Stock pursuant to the exercise of employee stock options or otherwise as compensation or through tax-qualified retirement plans, traders in securities who elect the mark-to-market method of accounting for their securities holdings, Holders subject to the alternative minimum tax, Holders who have a functional currency other than the U.S. dollar, or Holders who hold UTBI common stock as part of a hedge against currency risk, straddle or a constructive sale or conversion transaction). In addition, this opinion does not address the state, local or foreign tax consequences of the Merger.
     This opinion is expressly limited to the federal income tax consequences of the Merger that are enumerated above. We express no opinion as to any other federal income tax consequences of the Merger or to matters governed by the laws of any state. Furthermore, no

June 28, 2005

opinion is expressed herein as to the effect of any future acts of the parties or future changes in existing law. We undertake no responsibility to advise you of any changes after the date hereof in the law or the facts presently in effect that would alter the scope or substance of the opinions herein expressed.
     This opinion is based upon various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters as of and effective on the date hereof, any one or more of which are subject to change either prospectively or retroactively. There can be no assurance that contrary positions may not be successfully asserted by the Internal Revenue Service or that a court considering such matters would not hold otherwise. Moreover, no opinion is rendered with respect to the effect, if any, which pending or proposed legislation or regulations may have on any of the foregoing matters.
     This letter expresses our legal opinion as to the foregoing matters based upon our professional judgment at this time; it is not, however, to be construed as a guaranty nor is it a warranty that a court considering such matters would not rule in a manner contrary to the opinions set forth above.
     This opinion is solely for the benefit of UTBI and its shareholders and may not be otherwise used, quoted, relied upon or referred to, nor may copies be delivered to any other person or entity without our prior written permission, except as expressly set forth below.
     We consent to the filing of this opinion as an exhibit to H-(e)-4 Notification filed by Merger Corp. with the Office of Thrift Supervision and as an exhibit to Schedule 13E-3 filed on behalf of UTBI with the Securities Exchange Commission. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the General Rules and Regulations of the Commission thereunder.
Sincerely,
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
By: /s/ Mary Ann Jackson

     Mary Ann Jackson, Shareholder